July 2011

Pricing Sheet dated July 14, 2011 relating to Preliminary Terms No. 884 dated July 14, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

PLUS Based on the iShares® FTSE China 25 Index Fund due August 22, 2012
Performance Leveraged Upside SecuritiesSM
PRICING TERMS ― JULY 14, 2011
Issuer:	Morgan Stanley
Maturity date:	August 22, 2012
Underlying shares:	Shares of the iShares® FTSE China 25 Index Fund
Aggregate principal amount:	$711,000
Payment at maturity:	If the final share price is greater than the initial share price:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price,
$1,000 x share performance factor
This amount will be less than or equal to the stated principal amount of $1,000.
Leveraged upside payment:	$1,000 x leverage factor x share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$41.20, which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Valuation date:	August 17, 2012, subject to postponement for non-trading days and certain market disruption events
Leverage factor:	300%
Maximum payment at maturity:	$1,184 per PLUS (118.4% of the stated principal amount)
Stated principal amount:	$1,000 per PLUS
Issue price:	$980 per PLUS
Pricing date:	July 14, 2011
Original issue date:	July 22, 2011 (6 business days after the pricing date)
CUSIP:	617482WP5
ISIN:	US617482WP52
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$980	$1	$979
Total	$696,780	$711	$696,069
(1)
Selected dealers and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $1 for each PLUS they sell; provided that dealers selling to investors purchasing the PLUS in fee-based advisory accounts will not receive any sales commission with respect to such sales.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 884 dated July 14, 2011
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.